UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

General Growth Properties, Inc.

(Name of Issuer)

Common Stock $0.01 par value per share

(Title of Class of Securities)

370023103

(CUSIP Number)

Simon Thorpe, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. +971 2 4150000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 370023103	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abu Dhabi Investment Authority
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 38,566,017
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 36,903,126
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,566,017
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%[1]
14.	TYPE OF REPORTING PERSON (see instructions) OO[2]

[1] Based on 884,737,667 shares of common stock of General Growth Properties, Inc. (the “Company”) outstanding as of August 2, 2016, as reported on the Company’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 4, 2016, and 6,820,677 shares of common stock of the Company underlying 5,549,327 warrants to purchase shares of common stock of the Company directly held by Abu Dhabi Investment Authority (“ADIA”).

[2] ADIA is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi (“Government”). ADIA is wholly owned and subject to supervision by the Government and has an independent legal identity with full capacity to act in fulfilling its statutory mandates and objectives.

CUSIP No. 370023103	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Revere Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 370023103	13D	Page 4 of 6 Pages

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on November 12, 2013 (as amended and supplemented by Amendment No. to the Schedule 13D filed on December 11, 2013, the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by Abu Dhabi Investment Authority (“ADIA”) and its wholly owned subsidiary Revere Holdings Limited (“Revere”) with respect to the common stock, par value $0.01 per share (the “Common Stock”) of General Growth Properties, Inc. (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction.

This Amendment supplements Item 4 of the Original Schedule 13D by including the following paragraphs after the fifth paragraph of Item 4:

“The 29,721,074 shares of Common Stock and 5,549,327 Warrants representing the right to acquire 6,820,677 shares of Common Stock previously held by Revere, a wholly owned subsidiary of ADIA, are now held directly by ADIA.

Pursuant to the terms of the Investment Management Agreement, BAMPIC US acted as the investment manager for ADIA with respect to 29,721,074 shares of Common Stock and Warrants exercisable to purchase 6,820,677 shares of Common Stock owned by ADIA and had the authority to vote such shares and (under certain circumstances) to exercise such Warrants on behalf of ADIA. On August 19, 2016, the Investment Management Agreement was terminated.”

Item 5.  Interest in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) -(b)     Except as provided below, the following disclosure assumes that there are a total of 891,558,345 shares of Common Stock outstanding, which is the sum of (i) 884,737,667 shares of Common Stock outstanding as of August 2, 2016, as reported on the Company’s Form 10-Q filed with the SEC on August 4, 2016, and (ii) 6,820,677 shares of Common Stock issuable to ADIA upon exercise of the Warrants held by ADIA.

As a result of the transactions described in Item 4, ADIA acquired 29,721,074 shares of Common Stock and 5,549,327 Warrants representing the right to acquire 6,820,677 shares of Common Stock. In addition, ADIA has beneficial ownership over 361,375 shares of Common Stock and, pursuant to Rule 13d-3 of the Act, ADIA may be deemed to have sole voting power over an aggregate of 1,662,891 additional shares of Common Stock that have been purchased for the account of ADIA by various external investment managers (collectively, the “Managed Shares”). Such investment managers have sole dispositive power over the Managed Shares. Each of the Reporting Persons expressly disclaims any dispositive power over the Managed Shares.

To the best knowledge of the Reporting Persons, none of the Scheduled Persons owns any shares of Common Stock.

(c)	Except as disclosed in this Schedule 13D, including Schedule 3 to this Schedule 13D, neither of the Reporting Persons and, to the best of their knowledge, none of the Scheduled Persons has effected any transaction in the Common Stock during the past 60 days.
(d)	To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.
(e)	The Reporting Persons ceased to be deemed to be the beneficial owner of more than 5% of the total number of outstanding shares of Common Stock upon the termination of the Investment Management Agreement on August 19, 2016.”

CUSIP No. 370023103	13D	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2016

ABU DHABI INVESTMENT AUTHORITY

/s/ Majed Salem Khalifa Rashed AlRomaithi By: Majed Salem Khalifa Rashed AlRomaithi Title: Authorized Signatory

/s/ Khaled Mohamed Abdul Husain AlKhajeh By: Khaled Mohamed Abdul Husain AlKhajeh Title: Authorized Signatory

REVERE HOLDINGS LIMITED

/s/ Khaled Mohamed Abdul Husain AlKhajeh By: Khaled Mohamed Abdul Husain AlKhajeh Title: Authorized Signatory
/s/ Sultan Ali Ahmed Hamad AlDhaheri By: Sultan Ali Ahmed Hamad AlDhaheri Title: Authorized Signatory

CUSIP No. 370023103	13D	Page 6 of 6 Pages

INDEX TO EXHIBITS

Exhibit 1	The Joint Filing Agreement, dated November 12, 2013, between the Abu Dhabi Investment Authority and Revere Holdings Limited (incorporated herein by reference to Exhibit 1 to Schedule 13D filed by the Abu Dhabi Investment Authority and Revere Holdings Limited on November 12, 2013).
Exhibit 2	The Investment Management Agreement, dated October 31, 2013, between Revere and Brookfield Asset Management Private Institutional Capital Adviser US, LLC (incorporated herein by reference to Exhibit 32 to Amendment No. 10 to Schedule 13D filed by Brookfield Asset Management Inc. and certain of its affiliates, on November 5, 2013).
Exhibit 3	Warrant Agreement, dated as of November 9, 2010, by and among Mellon Investor Services LLC, as warrant agent, and General Growth Properties, Inc. (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by General Growth Properties, Inc. on November 12, 2010).